I.Q. BIOMETRIX, INC.
                      39111 Paseo Padre Parkway, Suite 304
                                Fremont, CA 94538



VIA EDGAR

Ms. Barbara Jacobs
Mr. Hugh Fuller
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  I.Q. Biometrix, Inc.
     Registration Statement on Form SB-2 (File No. 333-107570)

Dear Ms. Jacobs and Mr. Fuller:

      Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the "Act"), I.Q. Biometrix, Inc., a Delaware corporation ("I.Q. Biometrix" or the "Company"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's registration statement on Form SB-2 (File No. 333-107570), filed with the SEC on August 1, 2003, as amended on December 8, 2003, February 6, 2004, March 12, 2004 and April 1, 2004 (the "Resale Registration Statement"). The Form SB-2 was intended to register the resale of up to 9,077,840 shares, including 3,433,840 outstanding shares of common stock, up to 200,000 shares of common stock issuable to holders of certain options upon their exercise, up to 3,524,000 shares of common stock issuable to holders of certain convertible debentures upon their conversion, and up to 1,920,000 shares of common stock issuable to holders of outstanding warrants upon their exercise. The shares and other securities were originally issued to such securityholders in private placements exempt from registration pursuant to Section 4(2) and 4(6) and Regulation D of the Act.

      On April 14, 2004, the Company entered into an Agreement and Plan of Merger with Wherify Wireless, Inc., a privately-held California corporation ("Wherify") pursuant to which Wherify will merge with and into Wherify Acquisition, Inc., a wholly-owned subsidiary of the Company, in a stock-for-stock transaction, if a number of conditions to closing are satisfied (the "Merger"). If the Merger is consummated, the current shareholders of IQ Biometrix and Wherify will own approximately 20% and 80% of the Company, respectively. The Company intends to seek registration of the shares to be issued to the Wherify shareholders in the Merger pursuant to a Registration Statement on Form S-4 and may also undertake a private offering in reliance on Rule 155(c) of the Securities Act. Under these circumstances, the Company believes that the withdrawal of the Resale Registration Statement is consistent with the public interest and the protection of investors.

      If you have any questions or comments about the foregoing, please call the undersigned at (510) 795-2900 or Alisande M. Rozynko, Esq. of The Crone Law Group, the Company's counsel, at (415) 495-8900.

Very truly yours,


/s/ Michael Walsh
----------------------------
Michael Walsh
Chief Financial Officer

cc: Alisande M. Rozynko